Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Yi Feng Holdings Group Ltd.	BVI
Yi Feng Holdings Limited	Hong Kong
Yi Feng Construction M&E Limited	Hong Kong
MCF Engineering Company Limited	Hong Kong